Amendment No. 1 to
                                                  SEC File No. 70-8877





                          SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C. 20549

                                       FORM U-1

                                     APPLICATION

                                        UNDER

                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")


                                  GPU, INC. ("GPU")
                                100 Interpace Parkway
                             Parsippany, New Jersey 07054
                  (Name of company filing this statement and address
                            of principal executive office)



          T.G. Howson, Vice President and    Douglas E. Davidson, Esq.
            Treasurer                        Berlack,  Israels  &  Liberman
          LLP
          M. A. Nalewako, Secretary               120 West 45th Street
          GPU Service, Inc.                  New York, New York 10036
          100 Interpace Parkway
          Parsippany, New Jersey 07054



                     (Names and addresses of agents for service)





               GPU hereby  amends its Application on Form  U-1, docketed in

          SEC File No. 70-8877, as follows:

                    1.   By adding the following new Paragraph C(1) of Item

          1 thereof:

                    C(1) The price  of the Additional Common  Stock will be
               determined through negotiations with underwriters or other purchasers and will be based on several factors, including in particular the current market price of GPU s common stock and capital market conditions in general at the time.

                         Total expenses incurred by  GPU in connection with
               the issuance and sale of the Additional Common Stock will not exceed 5% of the total proceeds from the sale of Additional Common Stock. In addition, unless the Commission otherwise authorizes (i) at the time of each issuance and sale of Additional Common Stock, GPU will be in compliance with Rules 53 and 54 under the Act and (ii) at the time the proceeds of any such sale of Additional Common Stock are used to acquire an interest in an exempt wholesale generator or foreign utility company, GPU will be in compliance with the 50% aggregate investment condition of Rule 53(a)(1).

                    2.   By  completing  Item  2  thereof to  read  in  its

          entirety as follows:

                    ITEM 2.   FEES, COMMISSIONS AND EXPENSES.

                    The  estimated fees, commissions  and expenses expected
               to be incurred in connection with the proposed transactions (other than underwriting or selling agent fees, commissions and discount) are as follows:

                    Filing fees:
                      Securities and Exchange Commission        $80,146.42
                    Printing and engraving                       15,000.00
                    Legal fees:
                      Berlack, Israels & Liberman LLP            65,000.00
                      Ballard Spahr Andrews & Ingersoll           7,500.00
                      Blue Sky fees and expenses                  7,500.00
                    Accounting fees:
                      Coopers & Lybrand L.L.P                    15,000.00
                    Miscellaneous                                14,853.58
                        Total                                  $205,000.00


                    3.   By deleting the last sentence of Item 5 thereof.

                    4.   By   filing  the  following  exhibits  in  Item  6





               thereof:

                         Exhibits:

                             F-1   -    Opinion of Berlack, Israels &
                                        Liberman LLP.

                             F-2   -    Opinion of Ballard Spahr Andrews &
                                        Ingersoll.





                                      SIGNATURE



                    PURSUANT  TO  THE REQUIREMENTS  OF  THE  PUBLIC UTILITY

          HOLDING COMPANY  ACT OF  1935, THE  UNDERSIGNED COMPANY HAS  DULY

          CAUSED  THIS  STATEMENT  TO  BE  SIGNED  ON  ITS  BEHALF  BY  THE

          UNDERSIGNED THEREUNTO DULY AUTHORIZED.



                                        GPU, INC.



                                        By:

                                             T.G. Howson
                                             Vice President and Treasurer


          Date:     October 7, 1996